EXHIBIT 99.1

Contact:
Birks Group:	Le St-Martin Hotels:
Eva Hartling	Jean Salette
Vice President, Marketing & Communications	1 514 516-1687
1-514-397-2496
ehartling@birksgroup.com

Transformation of Iconic Montreal Birks Building

into Luxury Hotel & Lifestyle Destination

Montreal, QC, November 1, 2016 - Birks Group Inc. (“Birks”) (NYSE MKT LLC: BGI) and Mr. Jean Salette, owner of Le St-Martin Hotels, are pleased to announce plans to transform the iconic Birks building in downtown Montreal into a luxury lifestyle property bearing the Birks name. The new destination will house a high-end boutique hotel and bistro as well as the renovated Birks Montreal flagship store.

Renovations for the Birks Hotel are scheduled to start next spring and it is slated to open in the spring of 2018. The Birks Montreal store will also undergo some renovations that will provide an enhanced shopping experience in line with the brand’s latest retail concept. It will continue to offer its iconic Birks Collections and host the world’s leading fine jewellery and timepiece brands. The Birks Montreal store will remain open throughout the renovations.

“We are very excited to be part of the Birks Hotel project and we will take this opportunity to renovate our Birks Montreal flagship store as Mr. Salette transforms the rest of the building. The new environment will delight our local and international customers with a shopping experience that will be on par with the world’s leading fine jewellery and timepiece retail destinations,” stated
Jean-Christophe Bédos, President and CEO of Birks Group Inc.

“The iconic Birks building is a magnificent location to house a luxury boutique hotel on Phillips Square, which will become a luxury retail and lifestyle destination with the arrival of Saks Fifth Avenue’s flagship store and the renovations of the Hudson’s Bay store as recently announced. Our property will boast 120 rooms and will offer guests a unique lifestyle experience,” stated Jean Salette, owner of Le St-Martin Hotels.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and Southeastern United States. The Company operates 26 stores under the Birks brand in most major metropolitan markets in Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

About Le St-Martin Hotels

Mr. Jean Salette, owner of Le St-Martin Hotels is a seasoned hotelier with over 35 years of experience in the industry. Building on his expertise in residential real estate, Mr. Salette has focused on hotel development over the last 15 years. He founded, developed and still operates two Le St-Martin Hotel properties in Montreal and Laval and today those two unique locations continue to be a resounding success with their clientele. The Birks Hotel has been more than two decades in the making for Mr. Salette, who had been dreaming of making this project a reality since then and has worked on refining the concept for this unique luxury hotel over the years.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning Birks’s performance and strategies, including that Birks’ renovations to its Montreal flagship store will provide an enhanced shopping experience in line with the brand’s latest retail concept, that they will delight Birks’ local customers as well as international clientele and that the experience provided will be on par with the world’s leading fine jewellery and timepiece retail destinations. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2016 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.